Exhibit 99.2

SUPPORT AND VOTING AGREEMENT

July 2, 2025

TO: CB BIOTECHNOLOGY, LLC

Dear Sirs/Madams:

Re: Support and Voting Agreement

The undersigned understands that CB Biotechnology, LLC (the “Purchaser”), Future Pak, LLC and Theratechnologies Inc. (the “Company”) wish to enter into an arrangement agreement dated as of the date hereof (the “Arrangement Agreement”) contemplating an arrangement (the “Arrangement”) of the Company under Chapter XVI – Division II of the Business Corporations Act (Québec), the result of which shall be the acquisition by the Purchaser of all the outstanding Shares of the Company (the “Shares”).

All capitalized terms used but not otherwise defined in this support and voting agreement (this “Agreement”) shall have the respective meaning ascribed to them in the Arrangement Agreement.

The undersigned is the beneficial or registered owner of, or exercises control or direction over, the number of Shares, other securities convertible into or exercisable for Shares, or any other rights to acquire Shares, as set forth on the signature page to this Agreement (collectively, the “Subject Securities”).

1.

The undersigned hereby agrees, solely in his or her capacity as Securityholder and not in his or her capacity as an officer or director of the Company, from the date hereof until the termination of this Agreement in accordance with its terms:

(a)

to vote or to cause to be voted all of the Subject Securities entitled to vote, including any other such securities of the Company directly or indirectly acquired by or issued to the undersigned after the date hereof but prior to the record date for the Meeting, in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the transactions contemplated by the Arrangement Agreement (the “Transactions”);

(b)

no later than ten (10) days prior to the Meeting, to deliver or to cause to be delivered to the Company duly executed proxies or voting instruction forms voting in favour of the approval of the Arrangement Resolution, to name in such proxies or voting instruction forms those individuals as may be designated by the Company in the Circular and such proxies or voting instruction forms not to be revoked or withdrawn without the prior written consent of the Purchaser;

(c)

not to, directly or indirectly, (i) sell, transfer, gift, assign, grant a participation interest in, option, pledge, hypothecate, grant a security or voting interest in or otherwise convey or encumber (each, a “Transfer” and “to Transfer” shall have a correlative meaning), or enter into any agreement, option or other arrangement (including any profit sharing arrangement, forward sale or other monetization arrangement) with respect to the Transfer of any of its Subject Securities to any Person, other than pursuant to the Arrangement Agreement; (ii) grant any proxies or power of attorney, deposit any of its Subject Securities into any voting trust or enter into any voting arrangement, whether by proxy, voting agreement or otherwise, with respect to its Subject Securities, other than pursuant to this Agreement and any amendment thereto; or (iii) agree to take any of the actions described in the foregoing clauses (i) and (ii); provided that, the undersigned may (i) exercise and/or settle Incentive Securities to acquire additional Shares, and (ii) Transfer Subject Securities to a corporation, family trust, registered retirement savings plan or other entity directly or indirectly owned or controlled by the undersigned or under common control with or controlling the undersigned provided that (x) such Transfer shall not relieve or release the undersigned of or from his or her obligations under this Agreement, including, without limitation, the obligation of the undersigned to vote or cause to be voted all Subject Securities at the Meeting in favour of the approval of the Arrangement Resolution and any other matter necessary for the consummation of the Transactions, and (y) prompt written notice of such Transfer is provided to the Purchaser; and

(d)

provided the Purchaser is not in material breach of this Agreement or the Arrangement Agreement, not to exercise any rights of appraisal or rights of dissent provided under any applicable Laws or otherwise in connection with the Arrangement or the Transactions.

2.

Notwithstanding any provision of this Agreement to the contrary, the Purchaser hereby agrees and acknowledges that the undersigned is executing this Agreement and is bound hereunder solely in his or her capacity as a Securityholder of the Company. Without limiting the provisions of the Arrangement Agreement, nothing contained in this Agreement shall in any way (i) limit or affect any actions the undersigned may take in his or her capacity as a director or officer of the Company or limit or restrict in any way the exercise of his or her fiduciary duties as director or officer of the Company or other legal obligation to act in the best interests of the Company or (ii) be construed to create any obligation on the part of the undersigned in his or her capacity as a director or officer of the Company to refrain from taking any action in his or her capacity as such.

3.

The undersigned hereby represents and warrants that this Agreement has been duly executed and delivered and, assuming the due authorization, execution and delivery by the Purchaser, is a valid and binding agreement, enforceable against the undersigned in accordance with its terms, and the performance by the undersigned of its obligations hereunder will not constitute a violation or breach of or default under, or conflict with, any contract, commitment or agreement to which the undersigned is a party or by which the undersigned or any of his or her property or assets is bound at the time of such performance.

4.	The Purchaser hereby represents and warrants, that:

2

(a)

it is a corporation duly incorporated, validly existing and in good standing under the laws of the jurisdiction of its incorporation and it has all requisite corporate power and authority to enter into and deliver this Agreement and to perform its respective obligations hereunder and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement;

(b)

it has duly executed and delivered this Agreement which constitutes a legal, valid and binding agreement of itself enforceable against it in accordance with its terms subject only to (a) any limitation on enforcement under Laws relating to bankruptcy, winding-up, insolvency, reorganization, arrangement or other Law affecting the enforcement of creditors’ rights generally, and (b) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

5.

This Agreement may terminate at any time upon the mutual written agreement of the parties hereto and shall automatically terminate upon the earlier of: (i) the Effective Time, (ii) the Purchaser, without the consent of the undersigned, decreases the aggregate Consideration or changes the form of Consideration payable under the Arrangement Agreement, or (iii) the termination of the Arrangement Agreement in accordance with its terms.

6.

Each of the undersigned and the Purchaser hereby consents to the disclosure of the substance of this Agreement in any press release, documents filed with the Court in connection with the Arrangement or transactions contemplated by the Arrangement Agreement or any filing pursuant to applicable Securities Laws, including the Circular.

7.

This Agreement will be governed by and interpreted and enforced in accordance with the Laws of the Province of Québec and the federal Laws of Canada applicable therein. Each party to this Agreement irrevocably attorns and submits to the exclusive jurisdiction of the Québec courts situated in the City of Montreal and waives objection to the venue of any Proceeding in such court or that such court provides an inconvenient forum. This Agreement may be executed in any number of counterparts (including counterparts by email) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

8.

If the foregoing is in accordance with your understanding and is agreed by you, please signify your acceptance by the execution of the enclosed copies of this Agreement where indicated below and return the same to the undersigned, upon which this Agreement as so accepted shall constitute an agreement among the Purchaser and the undersigned.

9.

The parties hereby confirm their express wish that this Agreement and all ancillary and related documents thereto be drafted in the English language. Les parties aux présentes confirment leur volonté expresse que la présente entente et tous les documents qui y sont accessoires soient rédigés en anglais.

[Remainder of page left intentionally blank. Signature page follows.]

Yours truly,

By:
(signed) Dale Weil
(Signature)

Dale Weil

(Print Name)

Dale Weil, Director
(Name and Title)

[redacted – address]

Shares owned (beneficially or otherwise) as of the date hereof:	43,242

Options held as of the date hereof:	28,161

SARs held as of the date hereof:	0

DSUs held as of the date hereof:	1,383

[Signature page to the Support and Voting Agreement]

Accepted and agreed on this 2nd day of July, 2025.

CB BIOTECHNOLOGY, LLC

By:	(signed) David Risk
Name: David Risk
Title: Operating Chairman

[Signature page to the Support and Voting Agreement]